UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. __)

SOUTH DAKOTA STATE MEDICAL HOLDINGS, INC.

(Name of the Issuer)

SOUTH DAKOTA STATE MEDICAL HOLDINGS, INCORPORATED

(Name of Person(s) Filing Statement)

Class C Non-Voting Common Stock, $0.01 par value per share

(Title of Class of Securities)

          837900 10 9

(CUSIP Number of Class of Securities)

  Kirk Zimmer

Chief Executive Officer

1323 South Minnesota Avenue

Sioux Falls, South Dakota 57105

          (605) 334-4000

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

 Amy E. Dahl

Gray, Plant, Mooty, Mooty & Bennett, P.A.

500 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

Telephone: (612) 632-3229

 Fax: (612) 632-4229

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$5,170,571	$1,035

*                 For purposes of calculating the filing fee only, this amount assumes the acquisition of 256,604 shares of Class C Non-Voting Common Stock of the Registrant for $20.15 per share in cash in lieu of fractional shares issuable in a reverse stock split. No securities are being acquired for non-cash consideration. The amount of the filing fee equals 0.0002 times the aggregate transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$	___________________________________________________
Form or Registration No.:	___________________________________________________
Filing Party:	___________________________________________________
Date Filed:	___________________________________________________

INTRODUCTION

             South Dakota State Medical Holding Company, Incorporated (the “Company”) is submitting this Rule 13e-3 Transaction Statement in connection with a proposed going private transaction in which the Company will effect a 1-for-1,000 reverse stock split of its Class C Non-Voting Common Stock, par value $0.01 per share (“Common Stock”). Those holders of Common Stock that would otherwise hold fractional shares after giving effect to the reverse stock split will receive cash equal to $20.15 per pre-split share of Common Stock that would otherwise be converted into a fractional share. Holders of Common Stock that would otherwise hold only a fractional share after giving effect to the reverse stock split will only receive cash and will no longer be a shareholder of the Company. Completion of this reverse stock split will result in the Company having fewer than 300 shareholders of its Common Stock, enabling it to elect to terminate the registration statement of its Common Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

             Under South Dakota law and the Company’s Amended and Restated Articles of Incorporation, the Company’s Board of Directors may conduct the reverse stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for, and no vote is sought in connection with, the reverse stock split. Under South Dakota law, shareholders are not entitled to dissenters’ rights in connection with the reverse stock split.

                 All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.     Summary Term Sheet.

                 The required information is incorporated herein by reference to the section in the information statement entitled “SUMMARY TERM SHEET.”

Item 2.     Subject Company Information.

(a)             The name of the subject company and the address and telephone number of its principal executive offices are: South Dakota State Medical Holding Company, Incorporated, 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105, telephone (605) 334-4000.

(b)             As of June 30, 2005, there were outstanding 1,365,604 shares of the Company’s Common Stock.

(c)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—DAKOTACARE,” and “SPECIAL FACTORS—Market for Our Common Stock and Recent Common Stock Repurchases.”

(d)             The required information is incorporated herein by reference to the section of the information statement entitled “SPECIAL FACTORS—Market for Our Common Stock and Recent Common Stock Repurchases.”

(e)             Not Applicable.

(f)             The required information is incorporated herein by reference to the section of the information statement entitled “SPECIAL FACTORS—Market for Our Common Stock and Recent Common Stock Repurchases.”

Item 3.     Identity and Background of Filing Person.

(a)             The filing person is the subject company, South Dakota State Medical Holding Company, Incorporated. The principal executive offices of the Company are located at 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105, and the telephone number is 334-4000. For the name, business address and telephone number of the persons identified in Instruction C to Schedule 13E-3, see the information set forth in the sections of the information statement entitled “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Directors,” “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Executive Officers,” “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Additional Information Regarding Directors and Executive Officers,” and “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Certain Shareholders,” each of which is incorporated herein by reference.

(b)             The required information is incorporated herein by reference to the section of the information statement entitled “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Certain Shareholder Information.”

(c)             The required information is incorporated herein by reference to the sections of the information statement entitled “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Directors,” “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Executive Officers,” and “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Additional Information Regarding Directors and Executive Officers.”

Item 4.     Terms of the Transaction.

(a)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET,” and “SPECIAL FACTORS.”

(c)             Not Applicable.

(d)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—No Dissenters’ Rights” and “SPECIAL FACTORS—Dissenters’ Rights.”

(e)             The transaction does not contain any provisions pursuant to which unaffiliated shareholders have rights, other than those provided by South Dakota law, to access the Company’s corporate files or to obtain counsel or appraisal services at the expense of the Company.

(f)             Not Applicable.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

(a)             The required information is incorporated herein by reference to the section of the information statement entitled “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Certain Relationships and Related Transactions.”

(b)             The required information is incorporated herein by reference to the section of the information statement entitled “INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Directors.”

(c)	Not Applicable.

(e)	Not Applicable.

Item 6.     Purposes of the Transaction and Plans or Proposals.

(b)         The fractional shares of Common Stock acquired as a result of the reverse stock split will be cancelled.

(c)      (1)        Not Applicable.

            (2)        Not Applicable.

            (3)       The required information regarding the redemption of our Class A Voting Preferred Stock, par value $10.00 per share, is incorporated herein by reference to the section of the information statement entitled “SPECIAL FACTORS—Background of the Transaction.”

            (4)        The required information is incorporated herein by reference to the section of the information statement entitled "INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS-Directors."

            (5)       Not Applicable.

            (6)       Not Applicable.

            (7)       The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Going Private Transaction,” “SUMMARY TERM SHEET—Purposes of and Reasons for the Reverse Stock Split,” “SUMMARY TERM SHEET—Effects of the Reverse Stock Split,” “SUMMARY TERM SHEET—Purposes of and Reasons for the Reverse Stock Split,” “SUMMARY TERM SHEET—General,” “SPECIAL FACTORS—Background of the Transaction,” “SPECIAL FACTORS—General Effects of the Reverse Stock Split,” and “SPECIAL FACTORS—Description of the Reverse Stock Split.”

          (8)        The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Going Private Transaction,” “SUMMARY TERM SHEET—Purposes of and Reasons for the Reverse Stock Split,” “SUMMARY TERM SHEET—Effects of the Reverse Stock Split,” “SUMMARY TERM SHEET—Purposes of and Reasons for the Reverse Stock Split,” “SUMMARY TERM SHEET—General,” “SPECIAL FACTORS—General Effects of the Reverse Stock Split,” and “SPECIAL FACTORS—Description of the Reverse Stock Split.”

Item 7.     Purposes, Alternatives, Reason and Effects.

The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Purposes of and Reasons for the Reverse Stock Split,” “SUMMARY TERM SHEET—Alternatives Considered,” “SUMMARY TERM SHEET—Effects of the Reverse Stock Split,” “SPECIAL FACTORS—Purposes of and Reasons for the Reverse Stock Split,” “SPECIAL FACTORS—Alternatives Considered,” and “SPECIAL FACTORS—General Effects of the Reverse Stock Split.”

Item 8.     Fairness of the Transaction.

(a)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Fairness of the Reverse Stock

Split to Unaffiliated Shareholders,” and “SPECIAL FACTORS—Fairness Determination of the Board of Directors.”

(b)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Purposes of and Reasons for the Reverse Stock Split,” “SUMMARY TERM SHEET—Alternatives Considered,” “SUMMARY TERM SHEET—Fairness of the Reverse Stock Split to Unaffiliated Shareholders,” “SPECIAL FACTORS—Background of the Transaction,” “SPECIAL FACTORS—Purposes of and Reasons for the Reverse Stock Split,” “SPECIAL FACTORS—Alternatives Considered,” “SPECIAL FACTORS—Fairness Determination of the Board of Directors” and “SPECIAL FACTORS—Engagement of Manchester Financial Group, LLC.”

(c)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Shareholder Approval,” and “SPECIAL FACTORS—Description of the Reverse Stock Split.”

(d)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Fairness of the Reverse Stock Split to Unaffiliated Shareholders,” and “SPECIAL FACTORS—Fairness Determination of the Board of Directors.”

(e)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Fairness of the Reverse Stock Split to Unaffiliated Shareholders,” and “SPECIAL FACTORS—Fairness Determination of the Board of Directors.”

(f)             Not Applicable.

Item 9.     Reports, Opinion, Appraisals and Negotiations.

(a)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Fairness of the Reverse Stock Split to Unaffiliated Shareholders, and “SPECIAL FACTORS—Engagement of Manchester Financial Group, LLC.”

(b)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—Fairness of the Reverse Stock Split to Unaffiliated Shareholders, “SPECIAL FACTORS—Engagement of Manchester Financial Group, LLC,” “SPECIAL FACTORS—Valuation Report of Manchester Financial Group, LLC,” and “SPECIAL FACTORS—Fairness Opinion of Manchester Financial Group, LLC.”

(c)             The required information is incorporated herein by reference to the section of the information statement entitled “SPECIAL FACTORS—Engagement of Manchester Financial Group, LLC.”

Item 10.     Source and Amounts of Funds or Other Consideration.

(a)             The required information is incorporated herein by reference to the sections of the information statement entitled “SUMMARY TERM SHEET—General,” and “SPECIAL FACTORS—Source of Funds and Expenses.”

(b)             Not Applicable.

(c)             The required information is incorporated herein by reference to the section of the information statement entitled “SPECIAL FACTORS—Financial Effects of the Reverse Stock Split.”

(d)             Not Applicable.

Item 11.    Interest in Securities of the Subject Company.

(a)             The required information is incorporated herein by reference to the sections of the information statement entitled “SPECIAL FACTORS—Effects of the Reverse Stock Split on our Directors and Officers” and INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICER AND CERTAIN SHAREHOLDERS—Certain Shareholders.”

(b)             In the 60 days prior to July 14, 2005, the date of this Schedule 13E-3, no person listed in the instruction to Item 1008(b) of Regulation M-A has engaged in any transactions in the Common Stock.

Item 12.     The Solicitation or Recommendation.

(d)                Not Applicable.

(e)                Not Applicable.

Item 13.     Financial Statements.

(a)                The required information is incorporated herein by reference to the section of the information statement entitled “SPECIAL FACTORS—Financial Information” and to the Consolidated Balance Sheets at March 31, 2005 and 2004, Consolidated Statements of Operations for the three months ended March 31, 2005 and 2004, Consolidated Statements of Stockholders’ Equity for the three months ended March 31, 2005 and 2004 and Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and 2004, together with the consolidated notes thereto, contained in Item 1 of the Quarterly Report on Form 10-Q of the Company for the quarterly period ended March 31, 2005, as filed with the SEC on May 13, 2005, and the Consolidated Balance Sheets at December 31, 2004 and 2003, the Consolidated Statements of Operations for the years ended December 31, 2004, 2003 and 2002, the Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2004, 2003 and 2002, and the Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003, together with the notes thereto, contained in Item 8 of the Annual Report on Form 10-K of the Company for the year ended December 31, 2004, as filed with the SEC on March 31, 2005, all of which are incorporated herein by reference. Such financial statements are available for inspection and copying at the Company’s principal executive offices during regular business hours by any interested shareholder, or a representative who has been so designated in writing, and may be inspected and copied, or obtained by mail, by written or oral request directed to Bruce Hanson, Chief Financial Officer, South Dakota State Medical Holding Company, Incorporated, 1323 South Minnesota Avenue, Sioux Falls, South Dakota, 57105, telephone (818) 907-6580. You may also obtain copies of these documents by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website that contains reports, information statements and other information about issuers, including the Company, who file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

(b)             The required information is incorporated herein by reference to the section of the information statement entitled “SPECIAL FACTORS—Financial Information.”

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Not Applicable.

(b)	Not Applicable.

Item 15.     Additional Information.

Not Applicable.

Item 16.     Exhibits.

(a)	The information statement is attached hereto as Exhibit A.

(b)	Not Applicable.

(c)	i.	Valuation Report to the Board of Directors as of December 31, 2005 by Manchester Financial Group, LLC, dated April 7, 2005, and revised April 29, 2005 (incorporated herein by reference to Attachment A to the information statement).

	ii.	Opinion of Manchester Financial Group, LLC, dated May 10, 1005 (incorporated herein by reference to Attachment B to the information statement).

	iii.	Fairness Opinion Presentation to the Board of Directors, dated May 10, 2005, by Manchester Financial Group, LLC, attached hereto as Exhibit B.

(d)	Not Applicable.

(f)	Not Applicable.

(g)	Not Applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTH DAKOTA STATE MEDICAL
HOLDING COMPANY, INCORPORATED

/s/ Kirk Zimmer

By:	Kirk Zimmer
Its:	Chief Executive Officer

Date: July 14, 2005